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                          May 18, 2021

       William McManemin
       Chairman, Chief Executive Officer and Manager
       DORCHESTER MINERALS, L.P.
       3838 Oak Lawn Avenue, Suite 300
       Dallas, Texas 75219

                                                        Re: DORCHESTER
MINERALS, L.P.
                                                            Registration
Statement on Form S-4
                                                            Filed May 11, 2021
                                                            File No. 333-256021

       Dear Mr. McManemin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Timothy
Collins at 202-551-3176 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              Jesse Betts